Filed Pursuant to Rule 253(g)(2)

File No. 024-11306

Supplement No. 1 to Post Qualification Amendment No. 2 Dated July 23, 2021 to

Preliminary Offering Circular, Dated April 16, 2021

VV Markets LLC

2800 Patterson Ave Ste. 300

Richmond, VA, 23221

(804) 833-9774

http://vint.co

Offering of Series Membership Interests

This Offering Circular Supplement No. 1 (“Supplement No. 1”) supplements the information contained in the offering statement on Form 1-A/A of VV Markets, LLC, a Delaware series limited liability company (the “Company”), dated April 16, 2021 as amended by that certain Post Qualification Amendment No. 1 dated May 6, 2021 and Post Qualification Amendment No.2 dated July 7, 2026 (together, the “Offering Circular”) relating to the Company’s public offering under Regulation A under Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings.  This Amendment should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular, prior amendments and supplements except to the extent that the information contained herein amends, supplements, supersedes and replaces the information contained in the Offering Circular, amendments and the supplements.

This Supplement is being filed in connection with updating the Offering Circular to update an asset table to include an additional asset which was inadvertently omitted and make additional corresponding changes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Amendment is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement to the Offering Circular is July 28, 2021.

The Series VV-PNST Asset

The discussions contained in this offering circular relating to the Series VV-PNST Assets is based upon information provided third parties that we believe to be reliable and we believe that the information from such sources contained herein regarding the Series VV-PNST Assets are reasonable, and that the factual information therein is fair and accurate.

The Company has executed a purchase option agreement related to the purchase of these assets.  These assets will be purchased by the Company upon the qualification of sale of the Series VV-PNST Interests and the successful closing of the offering.

Summary Overview:

The underlying assets included in the Series VV-PNST are the following:

Laurent Ponsot Collection Underlying Asset Table
Wine	Vintage	Quantity
Laurent Ponsot Chambertin An Zero	2015	6x750ml
Laurent Ponsot Corton Charlemagne An Zero	2015	3x1.5L
Laurent Ponsot Corton Charlemagne An Zero	2015	6x750ml
Laurent Ponsot Montrachet An Zero	2015	6x750ml
Laurent Ponsot Batard-Montrachet Cuvee des Lilas	2017	6x750ml
Laurent Ponsot Chambertin Clos de Beze	2016	6x750ml
Laurent Ponsot Chambertin Clos de Beze	2017	3x1.5L
Laurent Ponsot Chambertin Cuvee du Chene	2016	6x750ml
Laurent Ponsot Clos Saint Denis	2016	6x750ml
Laurent Ponsot Clos Saint Denis	2017	3x1.5L
Laurent Ponsot Griotte Chambertin	2016	3x1.5L

The Company, per its purchase option agreement with the asset seller, will purchase the Series VV-PNST Assets for $40,000.

Asset Description:

Background & Overview

-Laurent Ponsot was born in the 1950’s. Wine was a part of his family, who manages Domaine Ponsot. He grew up working in the family domaine amongst the barrels, vats, and vines.

-In 2017, Laurent Ponsot left Domaine Ponsot, his family Domaine. He set out to create his own brand, the Laurent Ponsot brand.

-Laurent Ponsot takes a new school approach to his brand. Through decades of perfecting his winemaking process, he is able to utilize these techniques, while increasing technological innovation to create an appealing brand.

-Laurent Ponsot’s wine authentication technology gives the consumer the opportunity to check the authenticity of each bottle he or she buys. Laurent is also experimenting with new methods in the cellar and beyond, including new winemaking vats designed specifically for red and white wines and innovative, distinctive packaging. Through these innovations, his goal, as always, will be to provide consummate, authentic examples of great Burgundy wines.

Notable Points regarding the purchased assets.

Chambertin An Zero 2015

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Le Chambertin

-Wine Type: Red

-Grape/Blend: Pinot Noir

-Drinking Window: N/A

-Critic Score: N/A

-Le Chambertin is the most important grand cru vineyard in Gevrey-Chambertin, one of the northernmost wine villages in Burgundy's Côte de Nuits.

-The wine is a Burgundy Pinot Noir in a 6 standard (750ml) bottle format.

Corton Charlemagne An Zero 2015:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Corton-Charlemagne

-Wine Type: White

-Grape/Blend: Chardonnay

-Drinking Window: N/A

-Critic Score: N/A

-Corton-Charlemagne is the Grand Cru appellation for the white wines of the Montagne de Corton hill, in the Côte de Beaune district of Burgundy.

-The wine is a Burgundy Chardonnay in a 3 magnum (1.5 liters) bottle format.

Montrachet An Zero 2015:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Le Montrachet

-Wine Type: White

-Grape/Blend: Chardonnay

-Drinking Window: N/A

-Critic Score: N/A

-Le Montrachet is a grand cru vineyard in the southern Côte de Beaune that is widely considered to be the world's best for Chardonnay.

-This is one of the most expensive white wines from Le Montrachet.

-The wine is a Burgundy Chardonnay in a 6 standard (750ml) bottle format.

Batard-Montrachet Cuvee des Lilas 2017:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Batard-Montrachet

-Wine Type: White

-Grape/Blend: Chardonnay

-Drinking Window: N/A

-Critic Score: N/A

-Bâtard-Montrachet is a grand cru vineyard at the base of the Montrachet hill, across the communes of Chassagne and Puligny-Montrachet.

-This is a Burgundy Chardonnay in a 6 standard (750ml) bottle format.

Chambertin Clos de Beze 2016:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Chambertin Clos de Beze

-Wine Type: Red

-Grape/Blend: Pinot Noir

-Drinking Window: N/A

-Critic Score: N/A

-Chambertin-Clos-de-Bèze is a prestigious part of the famous Le Chambertin Grand Cru vineyard at the northern end of the Côte d'Or.

-This is a Burgundy Pinot Noir in a 6 standard (750ml) bottle format.

Chambertin Clos de Beze 2017:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Chambertin Clos de Beze

-Wine Type: Red

-Grape/Blend: Pinot Noir

-Drinking Window: N/A

-Critic Score: N/A

-Chambertin-Clos-de-Bèze is a prestigious part of the famous Le Chambertin Grand Cru vineyard at the northern end of the Côte d'Or.

-This is a Burgundy Pinot Noir in a 3 magnum (1.5 liters) bottle format.

Chambertin Cuvee du Chene 2016:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Le Chambertin

-Wine Type: Red

-Grape/Blend: Pinot Noir

-Drinking Window: N/A

-Critic Score: N/A

-Le Chambertin is the most important grand cru vineyard in Gevrey-Chambertin, one of the northernmost wine villages in Burgundy's Côte de Nuits.

-This is a Burgundy Pinot Noir in a 6 standard (750ml) bottle format.

Clos Saint Denis 2016:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Clos Saint Denis

-Wine Type: Red

-Grape/Blend: Pinot Noir

-Drinking Window: N/A

-Critic Score: N/A

-Clos Saint-Denis is a grand cru vineyard in Morey-Saint-Denis, in Burgundy's famous Côte de Nuits.

-This has the third highest price for red wine from Clos Saint-Denis.

-This is a Burgundy Pinot Noir in a 6 standard (750ml) bottle format.

Clos Saint Denis 2017:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Clos Saint Denis

-Wine Type: Red

-Grape/Blend: Pinot Noir

-Drinking Window: N/A

-Critic Score: N/A

-Clos Saint-Denis is a grand cru vineyard in Morey-Saint-Denis, in Burgundy's famous Côte de Nuits.

-This has the third highest price for red wine from Clos Saint-Denis.

-This is a Burgundy Pinot Noir in a 3 magnum (1.5 liters) bottle format.

Griotte Chambertin 2016:

-Producer: Laurent Ponsot

-Country France (Burgundy)

-Region: Griotte Chambertin

-Wine Type: Red

-Grape/Blend: Pinot Noir

-Drinking Window: 2018-2041

-Critic Score: 91

-Griotte-Chambertin is a grand cru vineyard in the Gevrey-Chambertin appellation in Burgundy.

-This is a Burgundy Pinot Noir in a 3 magnum (1.5 liter) bottle format.

Asset Acquisition by Manager and by Series

As of March 15th, 2021, the Company entered into an exclusive purchase option agreement with Vinconnect for the right to acquire the underlying assets. The Director of Vinconnect is Kevin Sidders, a member of the Vint Advisory Borad. Upon the successful completion of an offering through the Vint platform, Vinconnect will receive payment of $40,000 for the underlying Assets. Vinconnect will store the underlying Assets until the successful completion of the offering on the Vint platform. Upon the successful completion of the offering, the Laurent Ponsot Collection will be transferred to the Manager’s storage facility, Domaine Wine Storage.

Market Assessment

To value the series assets, the Company uses a variety of data sources. Winesearcher provides a range of high & low prices within the retail and secondary wine market. Wine Market Journal provides fine wine auction pricing data. The London International Vintner’s Association (Liv-Ex) provides secondary market pricing data. We use a valuation methodology encompassing our various data sources & comparable data to value the underlying assets.

Insurance

We work with Domaine Wine Storage to provide insurance for the underlying assets. We insure all assets during storage.

Storage

The Manager works with Domaine Wine Storage (“Domaine”). Domaine has storage locations in Napa, California, Chicago, Illinois, New York City, New York, Washington, DC, and St. Louis, Missouri. Domaine is a best in class wine storage company that offers premium service. This premium service includes inventory management, logistic management, order handling, bottle pulling, and collection maintenance.

Depreciation

We treat our wine collections as collectible and therefore we will not depreciate or amortize the Series VV-PNST Asset going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the Asset.

VV-PNST Use of Proceeds
	Minimum Raise Dollar Amount	Percentage of Gross Cash Proceeds
Cash Portion of Asset Cost(1)	$40,000	86.96%
Broker Dealer Expense(2)	$460	1.00%
Acquisition Expenses(3)
Interests Issued to Manager(4)	$230	0.50%
Storage & Maintenance(5)	$913	1.98%
Shipping & Transportation	$0	0.00%
Insurance	$315	0.68%
Sourcing Fee(6)	$4,082	8.87%
Offering Expenses(7)	$0	0.00%
Total Fees & Expenses	$6,000	13.04%
Total Proceeds	$46,000	100.00%

(1)The Manager acquired the assets for the Series VV-PNST collection for a total cost of $40,000.  Upon completion of the offering of the Series VV-PNST, the Series VV-PNST will purchase the Series VV-PNST Assets from the Asset Seller for $40,000.

(2)We have engaged Dalmore Group, LLC., (“Dalmore”, or the “Broker”), a broker-dealer registered with the Commission and a member of FINRA and SIPC

(3)The Acquisition Expenses are estimates based upon provided quotes. To the extent that Acquisition Expenses are lower than anticipated, any overage would be added to the Working Capital Reserve held in an operating account for future Operating Expenses related to Series VV-PNST.  Any shortfalls would be taken from the Working Capital Reserves, if any or paid as non-reimbursable payments by the Manager.  The Acquisition Expenses will be paid out of the offering proceeds and have not been paid as of the date of this Offering Statement.

(4)In connection with the purchase of certain Series VV-PNST assets, the Manager shall receive 10 Series VV-PNST Interests.

(5)The Manager anticipates using this storage facility to hold additional assets.  In which case these costs will be allocated to the various series accordingly.

(6)Our series manager will be paid a Sourcing Fee as compensation for sourcing the Series VV-PNST Asset in an amount equal to between 0% and 15% of the gross offering proceeds.

(7)The Manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series VV-PNST Interests

Uses	Minimum Raise Dollar Amount	Percentage of Gross Cash Proceeds
Cash Portion of the Asset Cost(1)	$40,961	89.05%
Acquisition Expenses(2)
Interest Issued to Asset Sellers(3)	920	2.00%
Storage & Maintenance(4)	$913	1.98%
Shipping & Transportation
Insurance	$315	0.68%
Sourcing Fee(5)	$2,891	6.29%
Offering Expenses(6)	$0	0.00%
Total Fees and Expenses	$5,039	10.95%
Working Capital Reserves(7)	$-	-%
Total Proceeds	$46,000	100%

(1)The Manager acquired the assets for the Series VV-0001 collection for a total cost of $40,961 and the Series VV-0001 purchased the Series VV-0001 Asset from the Manager for $40,961.  The asset seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

(2)The Acquisition Expenses were estimates based upon provided quotes.

(3)In connection with the purchase of certain Series VV-0001 assets, the Company has agreed to issue the Manager 20 Series VV-0001 Interests.

(4) The Manager anticipates using this storage facility to hold additional assets.  In which case these costs will be allocated to the various series accordingly.

(5)Our Series Manager was paid a Sourcing Fee as compensation for sourcing the Series VV-0001 Asset in an amount equal to $2,891.

(6)The Manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series VV-0001 Interests.

(7)Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.

Upon the closing of the offering upon the sale of 1,000 Interests, proceeds from the sale of the Series VV-0001 Interests will be distributed to the account of Series VV-0001. Following the closing of the sale of the Series VV-0001 interests, we will acquire the Series VV-0001 Asset from the Manager in exchange for $40,961.